UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              PLATO LEARNING, INC.
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                    72764Y100
                                 (CUSIP Number)
                                  Steven Becker
                              SRB Management, L.P.
                          300 Crescent Court, Ste. 1111
                               Dallas, Texas 75201
                                 (214) 756-6056
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.          72764Y100
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                  Steven R. Becker
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions):
                  (a) [ ]
                  (b) [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions):

                  AF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

                  Not Applicable
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:

                  United States
--------------------------------------------------------------------------------
         Number of             7. Sole Voting Power:                           0
                               -------------------------------------------------
         Shares Beneficially   8. Shared Voting Power:                 2,550,823
                               -------------------------------------------------
         Owned by
         Each Reporting        9. Sole Dispositive Power:                      0
                               -------------------------------------------------
         Person With           10.Shared Dispositive Power:            2,550,823
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,550,823
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                  Not Applicable
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11):     10.6%*
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions):

                  IN


--------------------------------------------------------------------------------
*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Cusip No.          72764Y100
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                  BC Advisers, LLC
--------------------------------------------------------------------------------
         2.       Check the Appropriate Box if a Member of a Group (See
                  Instructions):
                  (a) [ ]
                  (b) [X]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions):

                  AF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

                  Not Applicable
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:

                  Texas
--------------------------------------------------------------------------------
         Number of             7. Sole Voting Power:                           0
                               -------------------------------------------------
         Shares Beneficially   8. Shared Voting Power:                 2,550,823
                               -------------------------------------------------
         Owned by
         Each Reporting        9. Sole Dispositive Power:                      0
                               -------------------------------------------------
         Person With           10.Shared Dispositive Power:            2,550,823
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,550,823
--------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

                  Not Applicable
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11):     10.6%*
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions):

                  OO


--------------------------------------------------------------------------------
*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Cusip No.          72764Y100
--------------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                  SRB Management, L.P.
--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ]
                  (b) [X ]
--------------------------------------------------------------------------------
         3.       SEC Use Only
--------------------------------------------------------------------------------
         4.       Source of Funds (See Instructions):  AF
--------------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):

                  Not Applicable
--------------------------------------------------------------------------------
         6.       Citizenship or Place of Organization:

                  Texas
--------------------------------------------------------------------------------
         Number of              7. Sole Voting Power:                          0
                                   ---------------------------------------------
         Shares Beneficially    8. Shared Voting Power:                2,550,823
                                   ---------------------------------------------
         Owned by
         Each Reporting         9. Sole Dispositive Power:                     0
                                   ---------------------------------------------
         Person With           10. Shared Dispositive Power:           2,550,823
--------------------------------------------------------------------------------
         11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
                  2,550,823
--------------------------------------------------------------------------------
         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions):                      Not Applicable
--------------------------------------------------------------------------------
         13.      Percent of Class Represented by Amount in Row (11):     10.6%*
--------------------------------------------------------------------------------
         14.      Type of Reporting Person (See Instructions):

                  PN


--------------------------------------------------------------------------------
*Based on 24,080,915 shares of common stock issued and outstanding as of December 31, 2008, as reported by the issuer in its Annual Report on Form 10-K filed with the Securities and Exchange for the period ended October 31, 2008.

Item 1.           Security and Issuer.

                  The class of equity securities to which this Schedule 13D relates is the common stock ("Common Stock") of Plato Learning, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 10801 Nesbitt Avenue South, Bloomington, MN 55437.

Item 2.           Identity and Background.

                  (a) The persons filing this statement (the "Reporting Persons") are Steven R. Becker ("Becker"), BC Advisors, LLC, a Texas limited liability company ("BCA"), and SRB Management, L.P., a Texas limited partnership ("SRB Management"). Becker is the sole member of BCA, which is member managed, and BCA is the sole general partner of SRB Management. SRB Management is the sole general partner and investment manager for SRB Greenway Opportunity Fund, L.P., a Texas limited partnership ("Greenway Opportunity L.P."), SRB Greenway Opportunity Fund, (QP), L.P., a Texas limited partnership, ("Greenway Opportunity QP"), and SRB Special Situations I, L.P., a Texas limited partnership ("Special Situations"). Greenway Opportunity L.P., Greenway Opportunity QP, and Special Situations are collectively referred to as the "Greenway Funds."

                  (b) The business address of each Reporting Person is 300 Crescent Court, Suite 1111, Dallas, Texas 75201.

                  (c) The principal business of the Reporting Persons is serving as investment manager of the Greenway Funds.

                  (d) None of the Reporting Person has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the Reporting Persons has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)   See Item 6 of each cover page.

Item 3.           Source and Amount of Funds or Other Consideration.

                  All funds used by the Reporting Persons to purchase the reported securities on behalf of the Greenway Funds have come from the assets of the Greenway Funds. The aggregate amount of funds used in purchasing the securities set forth herein was approximately $4,300,000.

Item 4.           Purpose of Transaction.

                  The Reporting Persons acquired the securities of the Company reported on this Schedule 13D for the accounts of the Greenway Funds because he believed such securities represented an attractive investment. After consideration of the Issuer's business and operations, the Reporting Persons have decided to engage the management and board of directors of the Company in constructive discussions with a goal to improve the Company's business and operations, and enhance shareholder value. The Reporting Persons may, among other things, discuss corporate governance and board representation.

                  Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Persons are the beneficial owners of 2,550,023 shares of Common Stock for the accounts of the Greenway Funds.

                  (b) As investment manager of the Greenway Funds, the Reporting Persons have the sole power to vote and direct the disposition of the reported securities on behalf of the Greenway Funds.

                  (c) During the past 60 days, the Reporting Persons purchased 160,000 shares on November 21, 2008 for an average price of $1.01 per share, purchased 550,680 shares on November 24, 2008 for an average price of $1.24 per share, sold 550,680 shares on November 24, 2008 for $1.24 per share, purchased 20,000 on December 16, 2008 for an average price of $0.89 per share, purchased 43,000 shares on December 29, 2008 for an average price of $0.98 per share, purchased 8,300 shares on December 31, 2008 for $1.20 per share, purchased 2,000 shares for an average price of $1.39 per share on January 6, 2009, purchased 19,200 shares on January 7, 2009 for an average price of $1.45 per share, purchased 25,000 shares on January 9, 2009 for an average price of $1.49 per share, and purchased 156,600 shares on January 13, 2009 for an average price of $1.63 per share, all for the accounts of the Greenway Funds.

                  (d) The Greenway Funds have the right to receive the dividends from and the proceeds from the sale of the reported securities. Greenway Opportunity Fund (QP), L.P. holds 2,053,269 shares of Common Stock, which represents approximately 8.5% of the outstanding common stock of the Company.

                  (e)   Not applicable.

Item 6. Contracts, Arrangement, Understanding or Relationships with respect to Securities of the Issuer.

                  Not applicable.


Item 7.           Material to be Filed as Exhibits.

                  Not Applicable


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 16, 2009


                                       BC ADVISORS, LLC

                                       By: /s/ Steven R. Becker
                                           --------------------
                                       Steven R. Becker, Member



                                       SRB MANAGEMENT, L.P.


                                       By: BC Advisors, LLC, its general partner

                                       By: /s/ Steven R. Becker
                                           --------------------
                                           Steven R. Becker, Member


                                       /s/ Steven R. Becker
                                       --------------------
                                       Steven R. Becker




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of PLATO LEARNING, INC. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 16, 2009.




                                      BC ADVISORS, LLC

                                      By: /s/ Steven R. Becker
                                          --------------------
                                          Steven R. Becker, Member


                                      SRB MANAGEMENT, L.P.

                                      By: BC Advisors, LLC, its general partner

                                      By: /s/ Steven R. Becker
                                          --------------------
                                          Steven R. Becker, Member


                                      /s/ Steven R. Becker
                                      --------------------
                                      Steven R. Becker